BONTAN CORPORATION INC.

DEPARTURE OF DIRECTOR AND APPOINTMENT OF A DIRECTOR

On December 8, 2006, Mr. Damian Lee resigned as independent director and a member of the audit committee. Mr. Lee’s resignation was voluntary due to his commitment to other businesses and was not the result of any disagreements between Mr. Lee and the Company. The Board appointed Mr. Brett Rees as an independent director and a member of the audit committee effective December 8, 2006.  Mr. Rees will hold the office until the next election in a shareholder’s annual meeting. Mr. Rees is a chartered financial consultant with extensive experience in financial planning, mutual funds and insurance products.

Kam Shah

Chief Executive and financial Officer

December 11, 2006